UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68864

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 03/10/2025 AND ENDING 12/31/2025

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SevenPoint Partners LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

60 River Road

(No. and Street)

Summit	NJ	07901
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mark Swicegood	203-559-7410	mswicegood@sevenpoint-partners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Meisel, Tuteur & Lewis, P.C.

(Name – if individual, state last, first, and middle name)

105 Eisenhower Parkway	Roseland	NJ	07068
(Address)	(City)	(State)	(Zip Code)

09/29/2009		3861	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eric Zoller _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SevenPoint Partners LLC _____, as of 12/31 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
CEO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SEVENPOINT PARTNERS LLC

FINANCIAL STATEMENT PURSUANT TO
RULE 17A-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2025

SEVENPOINT PARTNERS LLC

TABLE OF CONTENTS

December 31, 2025



Certified Public Accountants
Management Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
SevenPoint Partners LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SevenPoint Partners LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of SevenPoint Partners LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of SevenPoint Partners LLC's management. Our responsibility is to express an opinion on SevenPoint Partners LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to SevenPoint Partners LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Meisel, Tuteur, & Lewis P.C.

MEISEL, TUTEUR & LEWIS, P.C.

We have served as SevenPoint Partners LLC's auditor since 2025.

Roseland, New Jersey
March 24, 2026

105 Eisenhower Parkway | Suite 203 | Roseland, NJ 07068 | 973.228.4600 | mtlcpa.com

STATEMENT OF FINANCIAL CONDITION
December 31, 2025

Assets		
Cash	$	132,755
Other assets		4,085
Total Assets	$	136,840

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	10,591
Due to related parties		54,053
Total Liabilities		64,644
Member's equity		72,196
Total Liabilities and Member's Equity	$	136,840

The accompanying notes are an integral part of the financial statement.
Public Document

2

SEVENPOINT PARTNERS LLC

NOTES TO FINANCIAL STATEMENT
December 31, 2025

1. ORGANIZATION AND NATURE OF BUSINESS

SevenPoint Partners LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a placement agent and provider of alternative investment solutions for private equity funds.

The Company is a single-member limited liability company registered in the state of Delaware and headquartered in Summit, NJ. The Company entered into its Membership Agreement with FINRA, was approved for registration on March 10, 2025 and commenced operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Use of Estimates - The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates and the differences may be material to the financial statement.

Government and Other Regulations - A broker-dealer is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's net capital rule (Rule 15c3-1), which requires that the Company maintain a minimum net capital, as defined.

Cash and Cash Equivalents - Cash and cash equivalents include cash held at Peapack-Gladstone Bank. For the purposes of the financial statement, the Company considers all highly liquid investments available for current use with an initial maturity of three (3) months or less to be cash equivalents. At December 31, 2025, there were no investments classified as cash equivalents.

Concentrations of Credit Risk - Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and cash equivalents. The company maintains its operating cash accounts at Peapack-Gladstone Bank. At certain times, the Company's balance in its bank accounts may be in excess of the Federal Deposit Insurance Corporation insurance limits. The Company believes it mitigates this risk by investing in or through major financial institutions and primarily in funds that are insured by the U.S. government.

NOTES TO FINANCIAL STATEMENT
December 31, 2025

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Other Assets – Other assets are comprised of cash held in the FINRA Central Registration Depository (CRD) Flex-Funding account, prepaid expenses, and deposits.

Accounts Receivable - Accounts receivable include any fees due from clients. Management reviews all accounts receivable balances, determines a course of action on any delinquent amounts, and provides an allowance for amounts which collection is considered to be doubtful. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. At December 31, 2025, the Company did not have any accounts receivable balances outstanding. As such, no valuation allowance was warranted.

Allowance for Credit Losses - The Company recognizes an allowance for credit losses in accordance with Financial Instruments – Credit Losses (ASC 326). ASC 326 requires immediate recognition of expected credit losses for certain financial assets and off-balance sheet commitments, including trade and other receivables, loans and commitments, and other financial assets held at amortized cost at the reporting date, to be measured based on historical experience, current conditions, and reasonable and supportable forecasts. As of December 31, 2025, the Company did not have any off-balance sheet credit exposures that required an allowance for credit losses.

Accounts Payable and Accrued Expenses - Accounts payable and accrued expenses include accruals for professional, third-party services, and other payables.

Due to/from Related Parties - The Company has amounts due to/from related parties and entities affiliated through common ownership, primarily for payroll, professional, and other expenses paid on behalf of the Company by the related parties.

Income Taxes - The Company is a single-member limited liability company and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state, and certain local income taxes. Accordingly, no income taxes are reflected in the accompanying financial statement.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The U.S. Federal jurisdiction and New Jersey are the major tax jurisdictions where the Member files income tax returns.

NOTES TO FINANCIAL STATEMENT
December 31, 2025

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Issued and Adopted Accounting Pronouncements - No new accounting pronouncements were adopted during the period ended December 31, 2025 that materially impacted the Company's financial statement and related disclosures.

Segment Reporting - The Company adopted Accounting Standards Update (ASU) 2023-7, Disclosure of Financial Information for a Single Segment Entity. Under this guidance, the Company is required to disclose specific financial information for its single reportable segment.

The Company operates as a single reportable segment, focusing on broker-dealer activities, mainly advisory services and private placements. All material financial information, including revenue, expenses, and assets, is reviewed and managed by the Company's Chief Operating Decision Maker (CODM), its Chief Executive Officer (CEO).

As a result of operating as a single segment entity, the Company's financial statement reflect its overall performance without disaggregation into multiple segments.

3. REVENUE FROM CONTRACTS WITH CUSTOMERS

Revenues are generally recognized when the Company satisfies the performance obligation identified in the contracts with its customers, and collectability is reasonably assured.

Revenue from Contracts with Customers Standard (ASU 2014-09) core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

ASU 2014-09 prescribes a five-step process to accomplish this core principle, including:
- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of transaction price;
- Allocation of the transaction price to the identified performance obligation(s); and
- Recognition of revenue as an entity satisfies the identified performance obligation(s).

The Company's non-interest income relates to certain fee-based revenue, of which the recognition and measurement is based on the assessment of individual contract terms. For placement or advisory services where revenue is contingent upon transaction completion, revenue is recognized when the related transaction occurs, and revenue is reasonably determinable. For services not contingent upon transaction completion, revenue is recognized in the period to which it relates.

NOTES TO FINANCIAL STATEMENT
December 31, 2025

3. REVENUE FROM CONTRACTS WITH CUSTOMERS (CONTINUED)

Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The timing of revenue recognition may differ from the timing of payment. The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment. The Company may receive non-refundable up-front fees in its contracts with customers, which are recorded as revenues in the periods over which services are estimated to be provided. Additionally, the Company may receive payment of certain fees before the performance obligation has been fully satisfied. Such fees give rise to a contract liability and are recorded within other liabilities on the accompanying Statement of Financial Condition. To obtain a contract with a customer, the Company may incur costs such as advertising, marketing costs, bid and proposal costs and legal fees. The Company has determined that these costs would have been incurred regardless of whether the contract with the customer was obtained. Additionally, the Company does not expect to recover all of these costs from the customer; therefore, the costs of obtaining contracts with customers are expensed as incurred.

4. MAJOR CUSTOMERS

During the period ended December 31, 2025, the Company had a contract with one client that made up 100% of total revenues. For the period ended December 31, 2025, the revenues from this client amounted to $373,402. As of December 31, 2025, these revenues had been collected in full, and the Company did not have any other accounts receivable balances outstanding.

5. RELATED-PARTY TRANSACTIONS

The Company is related, through common ownership and control, to Tap Root Capital Management LP ("TRC"). The common ownership is through Zoller Equity Partners LLC ("ZEP").

The Company has an expense sharing agreement with ZEP whereby expenses incurred by ZEP will be paid back no less than annually. There are overhead expenses allocated from ZEP to the Company based on an allocation amount agreed upon in an Expense Sharing Agreement. The Company had a payable due to ZEP of $2,083 at December 31, 2025.

5. RELATED-PARTY TRANSACTIONS (CONTINUED)

The Company has an expense sharing agreement with TRC whereby employee related costs incurred from June 15, 2025 by TRC will be reimbursed by the Company based on an allocation percentage of estimated time spent on Company matters. In addition, TRC agreed to reimburse the Company for its portion of employee related costs incurred prior to June 15, 2025. As of December 31, 2025, there was an outstanding balance of $51,970 due to TRC.

6. REGULATORY REQUIREMENTS

The Company is subject to the SEC uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1, as applicable to first year broker dealers. The rule also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting ratio would exceed 10 to 1. The Company's net capital computed under 15c3-1 was $68,111 at December 31, 2025, which exceeds the minimum required net capital of $8,081 by $60,030. The ratio of aggregate indebtedness to net capital at December 31, 2025 was 0.95 to 1.

On July 1, 2020, the staff of the SEC's Division of Trading and Markets published new FAQ 18 in the "Frequently Asked Questions Concerning the Amendments to Certain Broker-Dealer Financial Responsibility Rules" relating to a broker-dealer that does not meet any of the exemption conditions of paragraph (k) of SEA Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii)), but also (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of SEA Rule 15c2-4; (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) (referred to in the SEC staff's FAQ guidance as a "Non-Covered Firm"). FINRA subsequently published FAQs and issued additional guidance directly to firms regarding claiming exemption from SEC Rule 15c3-3. The Company meets the SEC's definition of a Non-Covered Firm and as such is exempt from the provisions of Rule 15c3-3.

7. COMMITMENTS AND CONTINGENCIES

Lease Commitments - The Company has no direct lease obligations as of December 31, 2025. All lease arrangements for office space and facilities are entered into by the Company's parent entity, Zoller Equity Partners LLC ("ZEP"). Pursuant to an expense sharing agreement, the Company is allocated a portion of the parent's lease and occupancy costs, which are recorded as operating expenses in the accompanying financial statement. Accordingly, the Company has no right-of-use assets, lease liabilities, or minimum lease commitments as of December 31, 2025.

NOTES TO FINANCIAL STATEMENT
December 31, 2025

7. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Contingent Liabilities - The Company may become involved in legal claims arising in the ordinary course of business. Currently, there are no known or threatened claims.

8. RISK MANAGEMENT

The Company derives substantially all of its capital from its Parent, including non-cash capital contributions to finance related party expense allocations. In the event that the Parent were to cease its relationship and stop dealing with the Company, it is possible that the severe disruption in business could prevent the Company from continuing as a going concern. However, the Company's management believes that there should not be any substantial doubt about the Company's ability to continue as a going concern for a reasonable time period. The Parent has given no indication that it plans to cease providing support to the Company.

In the normal course of business, the Company encounters economic risk (mainly credit risk). Credit risk arises from the Company's investment banking activities. Concentrations of credit risk arise when a number of customers are engaged in similar business activities, activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

At various times during the year, the Company has maintained deposits with financial institutions in excess of amounts insured. The exposure to the Company from these transactions is solely dependent upon daily balances and the financial strength of the respective institutions.

9. SUBSEQUENT EVENTS

The Company has conducted an evaluation of events that have occurred subsequent to December 31, 2025, and through March 24, 2026, the date of the filing of this report. No events have occurred subsequent to the balance sheet date through March 24, 2026 that would require adjustment or disclosure in the financial statement as of December 31, 2025.



Certified Public Accountants
Management Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
 SevenPoint Partners LLC

We have reviewed management's statements, included in the accompanying Exemption Report for SEA Rule 17a-5(d)(1) and (4), in which (1) SevenPoint Partners LLC (the Company) does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and (2) SevenPoint Partners LLC stated that the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) private placement of securities arrangements, and (2) investment advisory services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (PAB) (as defined in Rule 15c3-3) throughout the most recent period, beginning March 10, 2025 (Commencement of Operations) and ending December 31, 2025, without exception.

SevenPoint Partners LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about SevenPoint Partners LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the SevenPoint Partners LLC's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Meisel, Tuteur, &Lewis P. C.

MEISEL, TUTEUR & LEWIS, P.C.

Roseland, New Jersey
March 24, 2026

SEVENPOINT PARTNERS LLC
RULE 17A-5 EXEMPTION REPORT
DECEMBER 31, 2025

SevenPoint Partners LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company is filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to private placements and investment advisory services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent period, March 10, 2025 (Commencement of Operations) and ending December 31, 2025, without exception.

SEVENPOINT PARTNERS LLC

I, Eric Zoller, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

_____   3-23-26
Eric Zoller   Date
CEO
SevenPoint Partners LLC